-FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Bank plc

8 Canada Square, London, E14 5HQ, England

[  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X      Form 40-F   ]

[  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes         No   X   ]

[  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     ]

HSBC AND MARKS & SPENCER COMPLETE
THE SALE OF M&S MONEY

HSBC Bank plc (HSBC) and Marks and Spencer Group plc (Marks and Spencer) have completed the sale of 100 per cent of Marks and Spencer Retail Financial Services Holdings Limited (M&S Money) to HSBC for a consideration of GBP762 million.

The transaction represents a premium of GBP224 million over net asset value as at 3 April 2004. Marks & Spencer will also retain GBP60 million of net assets held in Marks & Spencer Insurance.

Following the sale, Marks & Spencer will receive payment for introducing new business to M&S Money together with fees for providing financial services equating to 50 per cent of the profits of M&S Money (after allowance for agreed operating and capital costs, and a notional tax charge). HSBC will manage the existing and new accounts generated during the period of the partnership, which has an initial 10-year term.

The business, which will continue to operate under the M&S Money brand, will be developed by the respective efforts of HSBC and Marks & Spencer. An executive committee comprising an equal number of representatives from each company will manage the relationship between HSBC and Marks & Spencer.

Brendan Cook (42) will become the new chief executive of M&S Money with immediate effect. He succeeds Laurel Powers-Freeling who will stay on to support the transition of the business and leave the company by the end of the financial year.

Brendan Cook is a senior executive from HSBC, having worked for the Group for over 20 years. He returns to the UK for the new role from the HSBC's consumer finance operations in the USA. Most recently, as managing director Group cards, he was responsible for developing HSBC's business across over 30 countries worldwide. HSBC is one of the top six card providers globally.

The transaction creates a new force in financial services, pairing two household names united by a commitment to customer care. It meets HSBC's strategic objective to grow its direct services and consumer finance business and makes it one of the UK's top three credit card issuers. M&S Money will form part of HSBC's direct consumer financial services division.

The deal draws on the added expertise HSBC gained through the acquisition of Household International, the Group's US consumer finance business and one of the world's leading operators of direct services and private label partnerships. Household's experience enables the bank to combine with Marks and Spencer, creating a new market of 10 million regular weekly shoppers for the HSBC Group.

For Marks & Spencer customers, the new relationship will mean greater product choice and improved services. HSBC will look to create new savings options and enhance the investments range for visitors to stores. Online facilities will also be reviewed to extend convenience and reach out to new potential customers using the M&S brand.

Michael Geoghegan, Chief Executive of HSBC Bank plc, said: "This deal combines the powerful financial services manufacturing capabilities of HSBC with the outstanding distribution network and customer franchise of Marks & Spencer. The result is a full-service, modern financial retailer under the prestigious M&S brand, backed by one of the world's largest banks. It is very much in line with HSBC's ambitions to be the world's leading financial services company.

"It's also great news for customers who, with our help, will enjoy a broader range of services through M&S stores, without needing a trip to the bank. We intend to invest in and grow this business for their benefit and the mutual benefit of HSBC and Marks & Spencer."

M&S Money was established in 1985 and had 2.7 million cardholders at 3 April 2004. It is one of the UK's top 10 credit card providers. The business provides its services from Marks & Spencer's 375 stores and its online channel.

Under the terms of the sale, HSBC will acquire 100 per cent of Marks and Spencer Retail Financial Services Holdings Ltd and its subsidiaries as follows: Marks and Spencer Financial Services plc; Marks and Spencer Savings and Investments Ltd; Marks and Spencer Unit Trust Management Ltd; and Marks and Spencer Life Assurance Ltd.

Notes to editors:

The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from some 10,000 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,154 billion at 30 June 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Marks and Spencer Group plc
Marks & Spencer is one of the UK's leading retailers of clothes, food, home products and financial services with turnover of GBP7.3 billion. Some 10 million people shop with them each week in the 375 stores. They employ just under 66,000 people at their UK stores and in their network of head offices. In addition they have 155 stores managed under franchise in 28 territories mostly in Europe, the Middle East, Asia and the Far East, stores in the Republic of Ireland, nine wholly owned stores in Hong Kong and they own the US supermarket group, Kings Super Markets.

ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

                                                                                                By: /s/ N S Black

                                                                                                 Name: N S Black

                                                                                                Title: Assistant Secretary

Dated: November 09, 2004